                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                            NAUTICA ENTERPRISES, INC.
                       (Name of Subject Company (issuer))

                            NAUTICA ENTERPRISES, INC.
                        (Name of Filing Person (issuer))

           Options to Purchase Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                   639089 10 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 Harvey Sanders
                 Chairman, President and Chief Executive Officer
                            Nautica Enterprises, Inc.
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 541-5757
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Charles M. Modlin, Esq.
                           Modlin Haftel & Nathan LLP
                                777 Third Avenue
                            New York, New York 10017
                                 (212) 832-1600

                            Calculation of Filing Fee

                  Transaction valuation*       Amount of filing fee
                  ----------------------       --------------------
                      $5,596,108                      $514.84

      * Calculated solely for the purpose of determining the transaction fee. This amount assumes that options to purchase 439,600 shares of common stock of Nautica Enterprises, Inc. having an aggregate value of $5,596,108 as of July 15, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was determined using the average of the high and low prices of the common stock underlying the options as reported on the Nasdaq National Market on July 15, 2002. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is equal to $92 per $1,000,000 in transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable.

      Form or Registration No.: Not applicable.

      Filing party: Not applicable.

      Date filed: Not applicable.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

      The information set forth under "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options Having an Exercise Price of Over $24.00 for a Future Grant of New Options Under the 1996 Stock Incentive Plan, dated
July 16, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is Nautica Enterprises, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 40 West 57th Street, New York, NY 10019. The telephone number of its principal executive office is (212) 541-5757.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees to exchange certain options to purchase an aggregate of 439,600 shares of the Company's Common Stock, par value $0.10 per share, having an exercise price greater than $24.00 per share, outstanding under the Company's 1996 Stock Incentive Plan, as amended, (the "1996 Plan") for new options to purchase Common Stock that will be granted in the future under the 1996 Plan (the "New Options"). As of July 15, 2002, options to purchase an aggregate of 5,129,630 shares of the Company's Common Stock were outstanding under the Company's existing stock incentive plans, including options to purchase an aggregate of 3,217,940 shares of the Company's Common Stock outstanding under the 1996 Plan. Also as of July 15, 2002, there were issued and outstanding 33,618,350 shares of the Company's Common Stock.

      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"),
Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Extension of Offer; Termination; Amendment") and
Section 16 ("Fees and Expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

      (e) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") and Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting
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Consequences of the Offer") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions to the Offer") is incorporated herein by reference.

      (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

      (a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information Concerning Nautica"), Section 17 ("Additional Information"),
(ii) on pages F-1 through F-29 of the Company's Annual Report on Form 10-K for its fiscal year ended March 2, 2002 and (iii) on pages 2 through 11 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 1, 2002, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

      The book value per share of the Company's Common Stock as of July 15, 2002 was $9.57.

      (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b)  Not applicable.

ITEM 12. EXHIBITS.

      (a)   (1)   Offer to Exchange, dated July 16, 2002.

            (2) Form of Cover Letter from Harvey Sanders, Chairman and Chief Executive Officer


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                  of the Company, dated July 16, 2002, with schedule attached thereto.

            (3)   Form of Election Form.

            (4)   Form of Notice to Withdraw from the Offer.

            (5)   Form of Promise to Grant Stock Option(s).

      (b)   Not applicable.

      (d)   (1)   The Company's 1996 Stock Incentive Plan, as amended, and form of option agreement for New Options.

            (2) The Company's 1989 Employee Incentive Stock Plan (incorporated herein by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 2, 2002).

            (3) The Company's Executive Incentive Stock Option Plan (incorporated herein by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 2, 2002).

            (4) Option Agreement and Royalty Agreement, each dated July 1, 1987, by and among the Company and David Chu (incorporated herein by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 2, 2002).

      (g)   Not applicable.

      (h)   Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

       (a)  Not applicable.


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                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    NAUTICA ENTERPRISES, INC.

                                    By: /s/ Harvey Sanders
                                        -------------------------------------
                                         Harvey Sanders
                                         Chairman, President and
                                         Chief Executive Officer


Date: July 16, 2002



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